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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2

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                           GOULDS PUMPS, INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                            GEORGE ACQUISITION, INC.
                              ITT INDUSTRIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  383550 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            VINCENT A. MAFFEO, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              ITT INDUSTRIES, INC.
                             FOUR WEST RED OAK LANE
                          WHITE PLAINS, NEW YORK 10604
                           TELEPHONE: (914) 641-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                            WILLIAM E. CURBOW, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 25, 1997 (as amended, the "Schedule 14D-1") relating to the offer by George Acquisition, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of ITT Industries, Inc., an Indiana corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Goulds Pumps, Incorporated, a Delaware corporation (the "Company"), at a purchase price of $37.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On May 21, 1997, the Parent issued a press release announcing that the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and the Canadian Competition Act relating to the Offer had expired without objections or requests for additional information and that all required clearances from other foreign governmental authorities applicable to the completion of the Offer have been obtained and indicating that it expects to consummate the Offer on the Expiration Date, currently 12:00 midnight, New York City Time, on Thursday, May 22, 1997, subject to the terms thereof. The full text of the press release is set forth in Exhibit 11(a)(8) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Items 10(b), (c), and (f) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     The information provided in this Amendment No. 2 under Item 5 is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

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(a)(8)     Press release issued by the Parent on May 21, 1997.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ITT INDUSTRIES, INC.

                                          By:      /s/ ROBERT W. BEICKE
                                            ------------------------------------
                                            Name:  Robert W. Beicke
                                            Title:     Vice President

                                          GEORGE ACQUISITION, INC.

                                          By:      /s/ LAWRENCE J. SWIRE
                                            ------------------------------------
                                            Name:  Lawrence J. Swire
                                            Title:     Vice President
Date: May 21, 1997

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                                 EXHIBIT INDEX

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EXHIBIT                                                                                  PAGE
  NO.                                     DESCRIPTION                                    NO.
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
(a)(8)   Press release issued by the Parent on May 21, 1997............................
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